1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

March 15, 2018

VIA EDGAR

Mr. Ken Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Private Markets Fund 2018 LLC

Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2

Filed February 7, 2018

File No. 333-220916

Goldman Sachs Private Markets Fund 2018 (A) LLC

Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2

Filed February 7, 2018

File No. 333-220915

Goldman Sachs Private Markets Fund 2018 (B) LLC

Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2

Filed February 7, 2018

File No. 333-220917

Dear Mr. Ellington:

This letter responds to comments you provided telephonically to me on February 13, 2018 with respect to Pre-Effective Amendment No. 2 (the “Amendment”) to each of the registration statements on Form N-2 (the “Registration Statements”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, filed with the Securities and Exchange Commission (the “SEC”) on February 7, 2018 on behalf of Goldman Sachs Private Markets Fund 2018 LLC, Goldman Sachs Private Markets Fund 2018 (A) LLC and Goldman Sachs Private Markets Fund 2018 (B) LLC (collectively, the “Funds”). The Funds have considered your comments and have authorized us to make the response discussed below. Capitalized terms have the meanings attributed to such terms in the Amendment.

Each Fund will file Pre-Effective Amendment No. 3 to its Registration Statement, which reflects the disclosure changes discussed below.

Mr. Ken Ellington March 15, 2018 Page 2

On behalf of the Funds, set forth below are the comments of the SEC staff (“Staff”) along with our response to such comment, as requested.

1.	Comment: In the Report of Independent Registered Accounting Firm in each SAI, please indicate the city and state from which the report was issued.

Response: The Report of the Independent Registered Accounting Firm included in Pre-Effective Amendment No. 3 to each Registration Statement will include the letterhead of the Independent Registered Accounting Firm reflecting the location of the office from which the Report was issued.

2.	Comment: Please confirm the accuracy of the 3-Year, 5-Year and 10-Year figures in the expense example in each prospectus.

Response: The Funds confirm the accuracy of the 3-Year, 5-Year and 10-Year figures in the expense example in each prospectus and note that they have provided supporting documentation to the Staff under separate cover.

3.	Comment: Please confirm whether footnote 1 to the expense example in each prospectus, which is anchored to the 10-Year column in the table, should also apply to the 3-Year and 5-Year columns.

Response: The Funds confirm that footnote 1 should apply to the 3-Year and 5-Year columns in the expense examples. The Funds will revise the disclosure accordingly in Pre-Effective Amendment No. 3 to each Registration Statement.

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Chris Carlson, Goldman Sachs Asset Management, L.P.

Jay Williamson, SEC